Exhibit 99.1

FOR:	Jarden Corporation
CONTACT:	Trisha Mount
Senior Vice President
914-967-9400

Investor Relations: Jennifer Milan
Press: Megan Crudele/Jeannine Dowling
FTI Consulting
212-850-5600

FOR IMMEDIATE RELEASE

JARDEN ANNOUNCES PRELIMINARY FOURTH QUARTER AND FULL YEAR

2011 RESULTS

PLANS TO LAUNCH A TENDER OFFER TO ACCELERATE STOCK BUY BACKS

RYE, N.Y., January 24, 2012—Jarden Corporation (NYSE:JAH) today announced its preliminary results for the fourth quarter and full year ended December 31, 2011.

The Company noted that the financial results in this press release are preliminary and subject to the completion of its year-end audit process. The Company plans to discuss its fourth quarter and full year 2011 results and the outlook for 2012 on its earnings conference call scheduled for February 15, 2012. The Company expects revenue of $1.725 to $1.735 billion for the fourth quarter of 2011 and approximately $6.68 billion for the full year and segment earnings of $205 to $210 million and $785 to $790 million for the fourth quarter and the full year, respectively. In addition to its normal adjustments for intangible amortization and effective tax rate, the Company expects to record non-cash charges of $50 to $55 million in the fourth quarter primarily associated with the impairment of intangible assets within its Branded Consumables segment. Additionally, net reorganization and other charges of $25 to $30 million are expected to be recorded in the fourth quarter. Cash flow from operations is expected to be over $400 million for the full year, with cash on hand of over $800 million at year end.

Please see the schedule accompanying this release for a reconciliation of non-GAAP estimated segment earnings to the comparable GAAP measure.

Martin E. Franklin, Executive Chairman of Jarden, stated “Based on preliminary results, our record fourth quarter performance capped off another record year for Jarden in terms of both revenue and segment earnings, despite the mild weather experienced in the fourth quarter. The Board has determined that we should accelerate our stock buy backs by launching a “modified Dutch auction” tender offer. Based on the closing price yesterday of $30.71 per share and the average closing price of $30.69 over the last three months, we intend to commence a tender offer for $500 million of Jarden’s common stock with a price range of between $30.00 and $33.00 per share; details will be provided shortly in a separate release. We expect to fund the tender offer from a combination of cash on hand and new debt. In conjunction with the accelerated buy back program, the Board has also decided to suspend our dividend program following the January 2012 dividend payment, as we believe the accelerated stock buy back offers better value to our stockholders.”

James E. Lillie, Chief Executive Officer of Jarden, stated, “We were pleased that we continued to build on our solid performance in 2011 to deliver strong results during the fourth quarter, despite macro concerns and the unseasonably warm weather. As we have stated before, in any given year unusual weather patterns can negatively impact many of our “seasonal staples” businesses. Despite the late start of winter weather this season, it is too early to predict the impact, if any, on 2012. We look forward to discussing our 2011 results and the outlook for 2012 in more detail on our year-end earnings conference call, which will occur prior to completion of the tender offer.”

The tender offer described in this release has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Common Stock. The solicitation and offer to buy Common Stock will only be made pursuant to the offer to purchase and the other tender offer documents, which are expected to be distributed to stockholders shortly. A free copy of the tender offer documents that will be filed by Jarden with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or from Jarden’s website at www.jarden.com. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the offer.

Jarden Corporation is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. Headquartered in Rye, N.Y., Jarden ranks #379 on the Fortune 500 and has over 25,000 employees worldwide. For in-depth information about Jarden, please visit www.jarden.com.

Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s adjusted earnings per share, expected or estimated revenue, segment earnings, cash flow from operations, and non-cash, reorganization and other charges, the outlook for the Company’s markets and the demand for its products, earnings per share, consistent profitable growth, free cash flow, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies and transportation costs and the Company’s ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company’s stock repurchase program or through the launch of a tender offer, our ability to raise new debt, and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its consummated acquisitions. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission.

JARDEN CORPORATION

Reconciliation of GAAP to NON GAAP

For the quarter and year ended December 31, 2011

	Quarter ended	Year ended
(in millions)	December 31, 2011	December 31, 2011

Operating earnings	$87 - 92	$525 - 530

Other adjustments:
Fair market value adjustment to inventory	—	7
Reorganization and other charges, net	25 - 30	37 - 42
Impairment of goodwill and other assets	50 - 55	50 - 55
Depreciation and amortization	41 - 42	163 - 164

AS ADJUSTED EBITDA (Segment Earnings)	$205 - 210	$785 - 790

The estimated ranges in the reconciliation are preliminary and remain subject to the completion of the Company’s year-end audit process. The end points of the estimated ranges of segment earnings for each period may not represent the sum of the end points of the components, but represent our best estimate of the estimated ranges for segment earnings for the periods presented.